OMB APPROVAL
OMB Number: 3235-0518
Expires: 3/31/2002
Estimated average burden hours per response: 2.0

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 6)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

1. Kyushu Matsushita Denki Kabushiki Kaisha
2. Matsushita Seiko Kabushiki Kaisha
3. Matsushita Kotobuki Denshi Kogyo Kabushiki Kaisha
4. Matsushita Denso Shisutemu Kabushiki Kaisha
5. Matsushita Tsushin Kogyo Kabushiki Kaisha †

(Names of Subject Companies)

1. Kyushu Matsushita Electric Co., Ltd.
2. Matsushita Seiko Co., Ltd.
3. Matsushita Kotobuki Electronics Industries, Ltd.
4. Matsushita Graphic Communication Systems, Inc.
5. Matsushita Communication Industrial Co., Ltd. †

(Translation of Subject Companies' Names into English (if applicable))

† See Note on page 2.

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Matsushita Electric Industrial Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeru Nakatani
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001
New York, New York 10020-2002
(212) 698-1365
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

Note:

On June 6, 2002, Matsushita Electric Industrial Co., Ltd. (the "Company") filed with the Securities and Exchange Commission (the "Commission") an application to withdraw the Company's Registration Statement on Form F-4 (File No. 333-84588), which was originally filed with the Commission on March 20, 2002 and amended by Amendment No. 1 thereto filed on May 10, 2002. The Registration Statement had not been declared effective prior to the filing of the application. No securities were issued or sold pursuant thereto. The Company requested the withdrawal of the Registration Statement due to the Company's determination that the offering of the securities registered thereby, relating to the share exchange between the Company and Matsushita Communication Industrial Co., Ltd. ("Matsushita Communication"), qualify for the registration exemption provided by Rule 802 promulgated under the Securities Act of 1933, as amended.

By this Amendment No. 6 to Form CB, (i) Matsushita Communication is named as an additional subject company, and (ii) the documents previously filed by the Company under Form CB and Amendments No. 1 through No. 5 thereto, which documents are referred to herein, are deemed to relate to the above-referenced share exchange between the Company and Matsushita Communication.

PART I. INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

Not applicable.

Item 2. *Informational Legends*

Not applicable.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form:

Exhibit number	Description
A	Press release, dated January 10, 2002, concerning the proposed exchanges of shares of common stock of Matsushita Electric Industrial Co., Ltd. for shares of common stock of five of its majority-owned subsidiaries (the five subject companies referred to above)*
B	Press release, dated January 10, 2002, concerning the proposed repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its common stock*
C	Press release, dated January 10, 2002, concerning the business plan of Matsushita Electric Industrial Co., Ltd. for the year ending March 31, 2003*
D	Press release, dated January 29, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above**
E	Press release, dated February 21, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above***
F	Press release, dated March 20, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above****
G	Press release, dated April 22, 2002, concerning the repurchase by Matsushita Electric Industrial Co., Ltd. of shares of its own common stock, in connection with the proposed share exchanges referred to in A above*****
H	Press release, dated April 26, 2002, concerning the signing of the share exchange agreements for the proposed share exchanges referred to in A above******

I	Press release, dated April 26, 2002, concerning the groupwide business and organizational restructuring agreed to by Matsushita Electric Industrial Co., Ltd. and the five majority-owned subsidiaries referred to in A above******

---

* Previously furnished to the Commission as part of Form CB on January 11, 2002.
** Previously furnished to the Commission as part of Form CB (Amendment No.1) on January 29, 2002.
*** Previously furnished to the Commission as part of Form CB (Amendment No.2) on February 21, 2002.
**** Previously furnished to the Commission as part of Form CB (Amendment No.3) on April 5, 2002.
***** Previously furnished to the Commission as part of Form CB (Amendment No.4) on April 22, 2002.
****** Previously furnished to the Commission as part of Form CB (Amendment No.5) on April 26, 2002.

PART III. CONSENT TO SERVICE OF PROCESS

Matsushita Electric Industrial Co., Ltd. has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 11, 2002.

PART IV. SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

By: T. Kawakami

Tetsuya Kawakami
Director and Chief Financial Officer

Date: June 6, 2002